Exhibit (a)(1)(xii)

News Release

Contact:	Stephen C.Vaughan
Vice President and Chief Financial Officer (405) 225-4800

SONIC INCREASES PURCHASE PRICE AND EXTENDS EXPIRATION OF

ITS MODIFIED “DUTCH AUCTION” TENDER OFFER

OKLAHOMA CITY (September 25, 2006) – Sonic Corp. (NASDAQ: SONC), the nation’s largest chain of drive-in restaurants, today announced that it is increasing the purchase price and decreasing the number of shares sought in its previously announced modified “Dutch Auction” tender offer for shares of its common stock. Sonic is now offering to purchase up to 24,347,826 shares of its common stock at a price per share not less than $19.50 and not greater than $23.00. Previously, Sonic offered to purchase up to 25,454,545 shares of its common stock at a price per share not less than $19.50 and not greater than $22.00. The maximum aggregate purchase price remains the same at $560 million. In addition, Sonic is extending the tender offer period from 5:00 p.m., Eastern Time on September 22, 2006, until 12:00 midnight on October 6, 2006.

All stockholders will be receiving a new Letter of Transmittal. Stockholders who have already tendered shares and indicated that they would accept the final price determined by Sonic in the tender offer, and who do not wish to change that direction, do not need to take any action in response to the extension. Stockholders who have already tendered shares at a specified price must deliver a new Letter of Transmittal to the Depositary.

A total of 5,185,442 shares of common stock have been deposited under the tender offer, including shares subject to guaranteed delivery.

None of Sonic’s management, its Board of Directors, the dealer managers, the information agent or the depository is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares.

The information agent for the tender offer is Georgeson Inc. and the depository is UMB Bank, N.A. Stockholders with questions or who would like additional copies of the tender offer documents may call the information agent at (866) 295-3782. Banks and brokers may call (212) 440-9800.

SONC Announces Increase in Purchase Price and Extension of Tender Offer

September 25, 2006

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,200 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials (as amended and supplemented). Stockholders should read those materials carefully, as they contain important information. Stockholders may obtain free copies of the offer to purchase and other related materials (as amended and supplemented) filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from Georgeson Inc., the company’s information agent.

This press release also contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those expressed in, or underlying, these forward-looking statements are detailed in the company’s annual and quarterly report filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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